FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2002

1- HOLMES FINANCING (No 1) PLC
2- HOLMES FUNDING LIMITED - 01
3- HOLMES TRUSTEES LIMITED - 02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . .

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2002 to 08 May 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	285,039	17,906,079
Replenishment	7,658	555,061
Repurchased	(5,379)	(423,337)
Redemptions	(5,409)	(434,694)
Losses	(12)	(37)
Other Movements	0	0
Carried Forward	281,957	17,603,072

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	282,332	19,190,170
Repurchased	(50,676)	(3,457,282)
Redemptions	(64,818)	(4,528,832)
Losses	(72)	(218)
Other Movements	0	0
Carried Forward	281,957	17,603,072

Annualised 1 Month CPR	75.13%	**(including
Annualised 3 Month CPR	30.10%	redemptions and
Annualised 12 Month CPR	38.49%	repurchases)

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	39.79	
Weighted Average Loan size	£62,431.78	
Weighted Average LTV	78.84%	*** (see below)
Weighted Average Remaining Term	19.05	

Product Type Analysis	£000's	%
Variable Rate	11,866,231	67.41%
Fixed Rate	5,736,841	32.59%
Tracker Rate	0	0.00%
Flexible Mortgages	0	0.00%
	17,603,072	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 December 2001	6.10%

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2002 to 08 May 2002

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%
East Anglia	10,820	597,597	3.39%
East Midlands	14,788	772,231	4.39%
Greater London	54,311	4,222,265	23.99%
North West	13,253	610,375	3.47%
North	33,480	1,648,227	9.36%
South East	77,834	5,676,598	32.25%
South West	22,301	1,318,728	7.49%
Wales	14,325	666,618	3.79%
West Midlands	18,498	999,600	5.68%
Yorkshire and Humberside	20,089	933,750	5.30%
Unknown	2,260	157,083	0.89%
Total	281,957	17,603,072	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	3,918	155,793	0.89%
25.01 - 50.00	27,519	1,392,853	7.91%
50.01 - 75.00	69,704	4,620,279	26.25%
75.01 - 80.00	14,630	1,010,020	5.74%
80.01 - 85.00	18,527	1,312,769	7.46%
85.01 - 90.00	41,214	3,010,026	17.10%
90.01 - 95.00	106,445	6,101,332	34.66%
Total	281,957	17,603,072	100.00%

** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	275,106	17,235,874	(2,577)	97.93%
1.00 - 1.99 months	4,596	244,774	2,069	1.39%
2.00 - 2.99 months	1,043	59,583	891	0.34%
3.00 - 3.99 months	464	24,097	532	0.14%
4.00 - 4.99 months	251	13,427	389	0.08%
5.00 - 5.99 months	153	7,553	255	0.04%
6.00 -11.99 months	278	12,880	638	0.07%
12 months and over	34	1,257	293	0.01%
Properties in Possession	32	1,057	80	0.01%
Total	281,957	17,600,502	2,570	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 April 2002 to 08 May 2002

All values are in thousands of pounds sterling unless otherwise stated

Shares of Trust last Distribution Date (08 May 2002)

	£000's	%
Funding Share	11,340,186	64.42163%
Seller Share	6,262,886	35.57837%
	17,603,072	100.00000%

Minimum Seller Share	703,951	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	313,489
Additional Amounts Accumulated	319,983
Payment of Notes	0
Carried Forward	633,472

Excess Spread

Quarter to 15/1/2002	0.5487%
Quarter to 16/10/2001	0.4621%
Quarter to 16/7/2001	0.6650%

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/4/2002	£154,309,742.00	£19,000,000.00
Percentage of Notes	1.35%	0.17%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	36	1,240
Repossessed In Period	9	491
Sold in Period	(13)	(594)
Carried Forward	32	1,137

	Cumulative	
	Number	£000's
Repossessed to date	119	5,301
Sold to date	(87)	(4,164)
Carried Forward	32	1,137

Repossession Sales Information

Average time Possession to Sale	85	Days
Average arrears at time of Sale	£4,213.00	

MIG Claim Status

	Number	£000's
MIG Claims made	54	440
MIG Claims outstanding	3	17

Average time claim to payment	26

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £18 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 1) PLC

Dated 22nd May, 2002

By ______________________

P J Lott (Authorised Signatory)